SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HUGHES TELEMATICS, INC.

(Name of Subject Company (Issuer))

HUGHES TELEMATICS, INC.

(Names of Filing Persons (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

444486104

(CUSIP Number of Common Stock Underlying Warrants)

Robert C. Lewis

General Counsel and Secretary

HUGHES Telematics, Inc.

41 Perimeter Center East, Suite 400

Atlanta, Georgia 30346

(770) 391-6400

Copy to:

Gregory A. Fernicola

Richard J. Grossman

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$4,875,000	$272.02
*	Estimated for purposes of calculating the amount of the filing fee only. HUGHES Telematics, Inc. (the “Company”) is offering holders of 19,500,000 of the Company’s warrants (the “Warrants”), which consist of (i) 15,000,000 warrants issued in the Company’s initial public offering and (ii) 4,500,000 warrants issued to the Company’s initial stockholders in a private placement that closed simultaneously with its initial public offering, the opportunity to exchange such Warrants for shares of the Company’s common stock by tendering 20 warrants in exchange for one share of common stock. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $55.80 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the publicly traded Warrants on June 15, 2009, which was $0.25.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

* If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by HUGHES Telematics, Inc., a Delaware corporation (formerly known as Polaris Acquisition Corp., the “Company”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants (the “Warrants”) to purchase an aggregate of 19,500,000 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), to receive one share of Common Stock in exchange for each 20 Warrants tendered by the holders thereof. The offer is subject to the terms and conditions set forth in the Offer Letter, dated June 16, 2009 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Warrants consist of publicly traded warrants to purchase an aggregate of 15,000,000 shares of Common Stock that were issued in the Company’s initial public offering and warrants to purchase an aggregate of 4,500,000 shares of Common Stock that were issued in a private placement that closed simultaneously with the initial public offering.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the Offer Letter under “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company and the filing person is HUGHES Telematics, Inc., a Delaware corporation. Its principal executive offices are located at 41 Perimeter Center East, Suite 400, Atlanta, GA 30346, and its telephone number is (770) 391-6400.

(b) Securities. The securities that are the subject of this Schedule TO are 19,500,000 Warrants. The Warrants are exercisable for an aggregate of 19,500,000 shares of Common Stock.

(c) Trading Market and Price. The information set forth in the Offer Letter under “The Offer, Section 6. Price Range of Common Stock, Warrants and Units” is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) Name and Address. The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is: c/o HUGHES Telematics, Inc., 41 Perimeter Center East, Suite 400, Atlanta, GA 30346, and the telephone number for each such person is (770) 391-6400.

Name	Position
Jeffrey A. Leddy	Chief Executive Officer and Director
Erik J. Goldman	President
Craig J. Kaufmann	Vice President Finance and Treasurer
Robert C. Lewis	General Counsel and Secretary
Keith J. Schneider	President of Networkfleet, Inc.
Andrew D. Africk	Director
Marc V. Byron	Director
Andrew P. Hines	Director
Warren N. Lieberfarb	Director
Steven Martinez	Director
Matthew H. Nord	Director
Aaron J. Stone	Director
Mark VanStekelenburg	Director

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer Letter under “The Offer, Sections 1 through 13” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases. To the Company’s knowledge, Marc V. Byron, one of the Company’s directors, is the only officer or director of the Company holding Warrants. Mr. Byron, through Byron Business Ventures XX, LLC, is the beneficial owner of 900,000 Warrants issued in the private placement. Mr. Byron has informed the Company that he will not tender any Warrants pursuant to the Offer. See Item 8(a) herein for more information.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(c) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer Letter under “The Offer, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6.	Purpose of the Tender Offer and Plans or Proposals.

(a) Purposes. The information set forth in the Offer Letter under “The Offer, Section 5.C. Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The securities will be retired.

(c) Plans. No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(6), (8) and (10). On May 22, 2009, the Company announced its intention to voluntarily delist its Common Stock, publicly traded Warrants and units (consisting of one share of Common Stock and one Warrant) from the NYSE Amex and take appropriate action for such securities to be quoted on the Over-the-Counter Bulletin Board. The exchange of Warrants pursuant to the Offer will result in the acquisition by the exchanging holder of share(s) of Common Stock.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer Letter under “The Offer, Section 5.C. Interests of Directors and Officers” is incorporated herein by reference.

(b) Securities Transactions. The Company engaged in no transactions in the Warrants required to be disclosed in this Item 8(b).

To the best of the Company’s knowledge, no executive officer or director or affiliate of such persons engaged in any transactions involving the Warrants during the past 60 days.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The Company has retained Continental Stock Transfer & Trust Company (“Continental”) to act as the Depositary and Morrow & Co., LLC (“Morrow”) to act as the Information Agent. Morrow may contact holders of Warrants over the Internet, by mail, telephone, fax, email or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee holders to forward material relating to the Offer to beneficial owners. Each of Continental and Morrow will receive reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10.	Financial Statements.

(a) Financial Information. Incorporated herein by reference are (i) the financial statements of HUGHES Telematics, Inc. that were furnished in the section entitled “Financial Statements” beginning on page F-16 of the proxy supplement filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 20, 2009, (ii) the financial information of HUGHES Telematics, Inc. that was furnished under Item 2.01 of the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2009, and (iii) the Company’s financial statements as of and for the three month period ended March 31, 2009 that were furnished in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2009. The full text of the filings referenced in the preceding sentence, as well as the other documents that the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO can be accessed electronically on the SEC’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

None.

Item 12.	Exhibits.

(a)(1)(A)	Offer Letter, dated June 16, 2009.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(4)	Registration Statement on Form S-1 (File No. 333-145759) initially filed on August 28, 2007, as amended, and Post-Effective Amendment No. 2 on Form S-3 to Form S-1 deemed filed on April 14, 2009 (incorporated herein by reference).

(a)(5)(A)	Financial Statements of HUGHES Telematics, Inc. that were furnished in the section entitled “Financial Statements” beginning on page F-16 of the proxy supplement filed by the Company with the SEC on March 20, 2009 (incorporated herein by reference).

(a)(5)(B)	Financial information of HUGHES Telematics, Inc. that was furnished under Item 2.01 of the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2009 (incorporated herein by reference).

(a)(5)(C)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and filed with the SEC on May 15, 2009 (incorporated herein by reference).

(a)(5)(D)	Press Release, dated June 12, 2009 filed with the SEC as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 12, 2009 (incorporated herein by reference).

(a)(5)(E)	Press Release, dated June 16, 2009.

(b)	Not applicable.

(d)(1)	Shareholders’ Agreement, dated as of March 31, 2009, among Polaris Acquisition Corp. and the persons listed on the schedules thereto, filed with the SEC as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 6, 2009 (incorporated herein by reference).

(d)(2)	Escrow Agreement, dated as of March 31, 2009, by and among Polaris Acquisition Corp., Communications Investors LLC, as escrow representative, Trivergance, LLC, as sponsors representative, and Continental Stock Transfer & Trust Company, as escrow agent, filed with the SEC as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 6, 2009 (incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUGHES TELEMATICS, INC.

By:	/s/ CRAIG J. KAUFMANN
Name:	Craig J. Kaufmann
Title:	Vice President Finance and Treasurer

Dated: June 16, 2009

EXHIBIT INDEX

(a)(1)(A)	Offer Letter, dated June 16, 2009.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(4)	Registration Statement on Form S-1 (File No. 333-145759) initially filed on August 28, 2007, as amended, and Post-Effective Amendment No. 2 on Form S-3 to Form S-1 deemed filed on April 14, 2009 (incorporated herein by reference).

(a)(5)(A)	Financial Statements of HUGHES Telematics, Inc. that were furnished in the section entitled “Financial Statements” beginning on page F-16 of the proxy supplement filed by the Company with the SEC on March 20, 2009 (incorporated herein by reference).

(a)(5)(B)	Financial information of HUGHES Telematics, Inc. that was furnished under Item 2.01 of the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2009 (incorporated herein by reference).

(a)(5)(C)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and filed with the SEC on May 15, 2009 (incorporated herein by reference).

(a)(5)(D)	Press Release, dated June 12, 2009 filed with the SEC as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 12, 2009 (incorporated herein by reference).

(a)(5)(E)	Press Release, dated June 16, 2009.

(b)	Not applicable.

(d)(1)	Shareholders’ Agreement, dated as of March 31, 2009, among Polaris Acquisition Corp. and the persons listed on the schedules thereto, filed with the SEC as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 6, 2009 (incorporated herein by reference).

(d)(2)	Escrow Agreement, dated as of March 31, 2009, by and among Polaris Acquisition Corp., Communications Investors LLC, as escrow representative, Trivergance, LLC, as sponsors representative, and Continental Stock Transfer & Trust Company, as escrow agent, filed with the SEC as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 6, 2009 (incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.